Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) filed on November 12, 2014 and related Prospectus of MacroGenics Inc. for the registration of up to $150 million of common stock, preferred stock, warrants, debt securities, and units, and to the incorporation by reference therein of our report dated March 20, 2014, with respect to the consolidated financial statements of MacroGenics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia
 November 12, 2014